FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2026

Gilat Satellite Networks Ltd.
_________________________________________

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, 4913020 Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto as Exhibits 99.1 and 99.2 are Registrant’s Condensed Interim Unaudited Consolidated Financial Statements as of June 30, 2026 and for the six months ended June 30, 2026 and June 30, 2025 and Operating and Financial Review and Prospects.

The contents of this Report on Form 6-K, including Exhibits 99.1 and 99.2 annexed hereto, are incorporated by reference into the Registrant’s Registration Statements on Form S-8  (Files No. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972, 333-255740, 333-264974, 333-278082, 333-286156 and 333-290006), and shall be a part thereof from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 10, 2026	By:	/s/ Doron Kerbel
Doron Kerbel CLO & Corporate Secretary

GILAT SATELLITE NETWORKS LTD.

6-K Exhibits

99.1 Condensed Interim Unaudited Consolidated Financial Statements of Gilat Satellite Networks Ltd. and its subsidiaries as of June 30, 2026 and for the Six Months ended June 30, 2026 and June 30, 2025.

99.2 Operating and Financial Review and Prospects.